

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 21, 2009

Via U.S. Mail and Facsimile

Zhen Chen
President
Postal Code 130021, Box 2225
Ming De Road Post Office
Chao Yang, Chang Chun, China 1300006

      RE: Avatar Ventures Corp.
                Form 10-K for the fiscal year ended July 31, 2008

               File No. 333-147037

Dear Mr. Chen:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief

Via facsimile: Zhen Chen, President
                (604) 269-6623